EXHIBIT (12)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended June 30, 2004

Income before provision for income taxes and fixed charges (Note A)	$67,223,785

Fixed charges:
Interest on first mortgage bonds and secured debt	$11,869,289
Amortization of debt discount and expense less premium	1,988,917
Interest on short-term debt	370,040
Interest on unsecured long-term debt	10,934,164
Interest on note payable to securitization trust	2,125,000
Interest on trust preferred distributions by subsidiary holding solely parent debentures	2,125,000
Other interest	351,549
Rental expense representative of an interest factor (Note B)	28,908

Total fixed charges	29,792,867

Ratio of earnings to fixed charges	2.26	x

NOTE A:

For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes, minority interest and by the sum of fixed charges as shown above.

NOTE B:	One-third of rental expense (which approximates the interest factor).